Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS

The Bank of New York Mellon Corporation

	Quarter ended
(dollar amounts in millions)	March 31, 2014	Dec. 31, 2013	March 31, 2013
Earnings
Income before income taxes (a)	$926	$728	$825
Net (income) attributable to noncontrolling interests	(20)	(17)	(16)
Income before income taxes attributable to shareholders of The Bank of New York Mellon Corporation (a)	906	711	809
Fixed charges, excluding interest on deposits	88	91	94
Income before income taxes and fixed charges, excluding interest on deposits applicable to the shareholders of The Bank of New York Mellon Corporation (a)	994	802	903
Interest on deposits	22	22	30
Income before income taxes and fixed charges, including interest on deposits applicable to shareholders of The Bank of New York Mellon Corporation (a)	$1,016	$824	$933
Fixed charges
Interest expense, excluding interest on deposits	$62	$63	$66
One-third net rental expense (b)	26	28	28
Total fixed charges, excluding interest on deposits	88	91	94
Interest on deposits	22	22	30
Total fixed charges, including interests on deposits	$110	$113	$124
Preferred stock dividends	$13	$26	$13

Total fixed charges and preferred stock dividends, excluding interest on deposits	$101	$117	$107
Total fixed charges and preferred stock dividends, including interest on deposits	$123	$139	$137

Earnings to fixed charges ratios (a)
Excluding interest on deposits	11.30	8.81	9.61
Including interest on deposits	9.24	7.29	7.52

Earnings to fixed charges and preferred stock dividends ratios (a)
Excluding interest on deposits	9.84	6.85	8.44
Including interest on deposits	8.26	5.93	6.81

(a)
Prior periods were restated to reflect the retrospective application of adopting new accounting guidance related to our investments in qualified affordable housing projects (ASU 2014-01). See Note 2 of the Notes to Consolidated Financial Statements for additional information.

(b)	The proportion deemed representative of the interest factor.